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Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	1998	1999	2000	2001	2002
GE except GECS
Earnings (a)	$12,230	$14,103	$16,747	$18,506	$19,153
Less: Equity in undistributed earnings of General Electric Capital Services, Inc. (b)	(2,124)	(2,776)	(3,370)	(3,625)	(2,661)
Plus: Interest and other financial charges included in expense	883	810	811	817	569
One-third of rental expense (c)	189	202	216	231	258

Adjusted "earnings"	$11,178	$12,339	$14,404	$15,929	$17,319

Fixed Charges:
Interest and other financial charges	$883	$810	$811	$817	$569
Interest capitalized	38	36	3	10	15
One-third of rental expense (c)	189	202	216	231	258

Total fixed charges	$1,110	$1,048	$1,030	$1,058	$842

Ratio of earnings to fixed charges	10.07	11.78	13.98	15.06	20.57

General Electric Company and consolidated affiliates
Earnings (a)	$13,742	$15,942	$18,873	$20,049	$19,217
Plus: Interest and other financial charges included in expense	9,821	10,174	11,903	11,212	10,321
One-third of rental expense (c)	486	558	608	566	584

Adjusted "earnings"	$24,049	$26,674	$31,384	$31,827	$30,122

Fixed Charges:
Interest and other financial charges	$9,821	$10,174	$11,903	$11,212	$10,321
Interest capitalized	126	123	124	98	53
One-third of rental expense (c)	486	558	608	566	584

Total fixed charges	$10,433	$10,855	$12,635	$11,876	$10,958

Ratio of earnings to fixed charges	2.31	2.46	2.48	2.68	2.75

(a)
Earnings before income taxes, minority interest and cumulative effect of changes in accounting principle.
(b)
Earnings after income taxes, net of dividends, and before cumulative effect of changes in accounting principle.
(c)
Considered to be representative of interest factor in rental expense.

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General Electric Company Ratio of Earnings to Fixed Charges